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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

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                                SCHEDULE TO
                               (Rule 14d-100)
               Tender Offer Statement Under Section 14(d)(1)
         or Section 13(e)(1) of the Securities Exchange Act of 1934
                    (Amendment No. 5 - Final Amendment)*

                       BARRETT RESOURCES CORPORATION
                     (Name of Subject Company (Issuer))

                        RESOURCES ACQUISITION CORP.
                        a wholly owned subsidiary of
                        THE WILLIAMS COMPANIES, INC.
                    (Names of Filing Persons (Offerors))

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                   Common Stock, Par Value $.01 Per Share
         (Including the associated Preferred Stock Purchase Rights)
                       (Title of Class of Securities)

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                                 068480201
                   (CUSIP Number of Class of Securities)

                         William G. von Glahn, Esq.
                 Senior Vice President and General Counsel
                        The Williams Companies, Inc.
                            One Williams Center
                           Tulsa, Oklahoma 74172
                         Telephone: (918) 573-2000

                   (Name, address and telephone number of
                    person authorized to receive notices
              and communications on behalf of filing persons)
                              With a copy to:

                           Morris J. Kramer, Esq.
                         Richard J. Grossman, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                             New York, NY 10036
                          Telephone: 212-735-3000

                         CALCULATION OF FILING FEE
==============================================================================
     Transaction Valuation*                         Amount of Filing Fee**
         $1,221,326,646                                    $244,265
______________________________________________________________________________

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 16,730,502 shares of the outstanding Common Stock, par value $0.01 per share, at a price per Share of $73.00 in cash. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.
**   The filing fee was paid on May 14, 2001.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    None            Filing party:   N/A
         Form or Registration No.:  N/A             Date Filed:     N/A

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]   third-party tender offer subject to Rule 14d-1.

         [_]   issuer tender offer subject to Rule 13e-4.

         [_]   going-private transaction subject to Rule 13e-3.

         [_]   amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

         * This final amendment also constitutes the initial filing of the
Schedule 13D of the Filing Persons with respect to the Securities of the Subject Company purchased by the Filing Persons in the Offer. The information contained herein and in the Tender Offer Statement on Schedule TO, as amended, is incorporated by reference for purposes of the initial filing of the Schedule 13D.
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                                SCHEDULE 13D

     CUSIP No. 068480201
     -----------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS/
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) -
          The Williams Companies, Inc.
          IRS Id. No: 73-0569878
         -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     -----------------------------------------------------------------------
     3.   SEC USE ONLY

     -----------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          BK
     -----------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                    (  )

     -----------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
     -----------------------------------------------------------------------
                                      7.   SOLE VOTING POWER
           NUMBER OF                       0
            SHARES                 _________________________________________
         BENEFICIALLY                 8.   SHARED VOTING POWER
           OWNED BY                        16,730,502
             EACH                  _________________________________________
           REPORTING                  9.   SOLE DISPOSITIVE POWER
            PERSON                         0
             WITH                  _________________________________________
                                     10.   SHARED DISPOSITIVE POWER
                                           16,730,502
     -----------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           16,730,502
     -----------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )
     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                                   50.0%(1)
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO


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(1) Based on the 33,461,004 shares issued and outstanding as of the close of business on May 3, 2001.




SCHEDULE 13D

     CUSIP No.  068480201
     -----------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS/
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Resources Acquisition Corp.
          IRS Id. No:  73-1613076
         -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          AF
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
     -------------------------------------------------------------------
                                      7.   SOLE VOTING POWER
           NUMBER OF                       0
            SHARES                 _____________________________________
         BENEFICIALLY                 8.   SHARED VOTING POWER
           OWNED BY                        16,730,502
             EACH                  _____________________________________
           REPORTING                  9.   SOLE DISPOSITIVE POWER
            PERSON                         0
             WITH                  _____________________________________
                                     10.   SHARED DISPOSITIVE POWER
                                           16,730,502
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           16,730,502
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )
     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                                   50.0%(1)
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO



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(1) Based on the 33,461,004 shares issued and outstanding as of the close of business on May 3, 2001.



         This Amendment No. 5 is the final amendment to the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on May 14, 2001, relating to the offer by Resources Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of The Williams Companies, Inc., a Delaware corporation ("Williams"), to purchase 16,730,502 shares of the common stock, par value $0.01 per share (including the associated preferred stock purchase rights, the "Shares") of Barrett Resources Corporation, a Delaware corporation ("Barrett Resources"), at $73.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and the accompanying Letter of Transmittal, each dated May 14, 2001, of Purchaser previously filed as exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.


Item 8.  Interest in Securities of the Subject Company.

         Item 8 of the Schedule TO, which incorporates by reference certain information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

          A total of 30,004,303 Shares were validly tendered and not withdrawn in the Offer, including Shares for which certificates were delivered to the Depositary pursuant to the Offer's guaranteed delivery procedure. Purchaser previously accepted for payment 16,730,502 Shares on June 12, 2001. In accordance with the terms of the Offer, Williams has been informed by the Depositary that the final proration factor for the Offer is 55.76%. Following purchase of the Shares, Purchaser is the record owner of approximately 50% of the outstanding Shares.

         On June 15, 2001, Williams issued a press release announcing the final results and proration factor for the Offer, a copy of which is filed as Exhibit (a)(13) to this Amendment No. 5 and is incorporated herein by reference.

Item 11. Additional Information.

         Item 11 of the Schedule TO, which incorporates by reference certain information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

         On June 15, 2001, Williams issued the press release included as Exhibit (a)(13) hereto. The information set forth in the press release is incorporated herein by reference.


Item 12.  Exhibits.

         Item 12 of the Schedule TO is hereby amended and supplemented by including the following information:

         (a)(13)  Press Release issued by Williams on June 15, 2001.



                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      RESOURCES ACQUISITION CORP.


                                      By:  /s/ Ralph A. Hill
                                          -----------------------------------
                                      Name:  Ralph A. Hill
                                      Title: Senior Vice President


                                      THE WILLIAMS COMPANIES, INC.


                                      By:  /s/ Keith E. Bailey
                                          -----------------------------------
                                      Name:  Keith E. Bailey
                                      Title: Chairman, President and
                                             Chief Executive Officer


Dated: June 15, 2001



                               EXHIBIT INDEX
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Exhibit
No.                        Description

(a)(13)           Press Release issued by Williams on June 15, 2001